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                                                       EXHIBIT 12
                         AMOCO COMPANY

        STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                   EARNINGS TO FIXED CHARGES
             (millions of dollars, except ratios)



                                   Year Ended December 31,
                             1995    1994    1993     1992    1991
Determination of Income:
 Consolidated earnings
  before income taxes
  and minority interest..  $2,425  $2,688  $2,427   $1,823  $2,093
Fixed charges expensed by
 consolidated companies..     233     140     193      238     231
Adjustments for certain
 companies accounted for
 by the equity method...       10       7       9       18      12
Adjusted earnings plus
 fixed charges...........  $2,668  $2,835  $2,629   $2,079  $2,336

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...  $  152  $  127  $  162   $  219  $  216
Consolidated rental
 expense representative
 of an interest factor...      71       7      31       20      22
Adjustments for certain
 companies accounted for
 by the equity method....       6       5       6       12      17
Total fixed charges......  $  229  $  139  $  199   $  251  $  255

Ratio of earnings to
 fixed charges...........   11.6*   20.4*    13.2      8.3     9.2



*Based on outstanding public debt obligations. Including debt with affiliates, the ratio would have been 4.4 as of December
31, 1995, and 13.0 as of December 31, 1994.
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